Stardust Power Inc.

15 E. Putnam Ave, Suite 378

Greenwich, CT 06830

January 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Patrick Fullem

Re:	Stardust Power Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed January 15, 2025
File No. 333-284298

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 19, 2025, in which we requested for acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) for 4:05 p.m., Eastern Time, on January 21, 2025. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date of the Registration Statement.

Sincerely,

STARDUST POWER INC.

/s/ Roshan Pujari
Roshan Pujari
Chief Executive Officer